Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

June 24, 2016	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Real Estate Income Trust Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment to Form S-11
Filed June 24, 2016

File No. 333-200464

Dear Mr. Garrison:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”), we are submitting this letter to supplement the conversation we had with your office on June 22, 2016, following up on our response, dated May 31, 2016, to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 27, 2016, with respect to Post-Effective Amendment to Form S-11filed by the Company with the Commission on April 20, 2016 (File No. 333-200464) (the “POSAM”).

Please find attached the following in response to the Staff’s comments:

1.	A marked copy of Pre-Effective Amendment No. 1 to the POSAM (the “Amendment”), filed by the Company with the Commission on June 24, 2016 (attached to this correspondence as a .pdf). The revised disclosure contained in the Amendment provides as follows:

a.	An updated calculation of the net asset value of the Company’s common stock as of March 31, 2016, taking into account only contributions made to the Company by the Company’s sponsor through March 31, 2016;
b.	The net asset value as of March 31, 2016 was calculated as $9.14 per share of common stock, and was approved by the board of directors of the Company;
c.	All shares of common stock that are sold on or after June 28, 2016 will be valued at $9.14 per share;
d.	That on June 28, 2016, the sponsor contributed $2.6 million in anticipation of a future net asset value calculation; and
e.	Any future net asset value calculations will only include contributions made by the sponsor where those contributions have occurred on or before the as of date of the calculation.

2.	A copy of an acceleration request filed by the Company with the Commission on June 24, 2016, requesting that the Commission accelerate effectiveness of the Amendment to 4:00 p.m. Eastern Time on June 28, 2016, or as soon thereafter as practicable (attached hereto as Exhibit A).

Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

We believe the answers provided are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

Proskauer Rose LLP	Eleven Times Square	New York, NY 10036-8299

EXHIBIT A

Lightstone Real Estate Income Trust Inc.
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

June 24, 2016

VIA ELECTRONIC TRANSMISSION
AND EDGAR

Re: Lightstone Real Estate Income Trust Inc.
File No. 333-200464

Dear Mr. Garrison:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightstone Real Estate Income Trust Inc. (the "Company") hereby requests acceleration of the effective date of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to the Company's Registration Statement referenced above, so that it may become effective at 4:00 p.m. Eastern Time on June 28, 2016, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

- should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lightstone Real Estate Income Trust Inc.

/s/ Donna Brandin
Donna Brandin
Chief Financial Officer and Treasurer